April 14, 2011
VIA: EDGAR
Mr. H. Christopher Owings
Ms. Catherine Brown
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

RE:	Eldorado Artesian Springs, Inc. Definitive Proxy Statement on Schedule 14A Filed July 26, 2010 File No. 000-18235
Dear Mr. Owings and Ms. Brown:
Filed on behalf of Eldorado Artesian Springs, Inc., this letter is submitted in response to the Staff’s written comments of March 15, 2011 regarding the review of the Company’s Definitive Proxy Statement on Schedule 14A. This letter describes our responses to each comment and indicates how we intend to revise future filings. In addition, please refer to Attachment 1 to this letter concerning certain representations by the Company.
Unless the context requires otherwise, the terms “Eldorado,” “we,” “our,” and “us” refer to Eldorado Artesian Springs, Inc.
Election of Directors, page 3
1.
Please include disclosure regarding the board’s assessment of director qualifications required by Item 401(e) of Regulation S-K. Please explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed disclosure. Refer to SEC Release No. 34-61175 Proxy Disclosure Enhancements. For additional guidance, please also refer to Regulation S-K Compliance and Disclosure Interpretations, Question and Answer 116.05, available at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Response:
Please be advised that in our 2011 proxy statement and other future applicable filings, we intend to insert the following paragraph immediately following the table of directors on page 4:
“The Board of Directors is composed of a diverse group of leaders in their respective fields. The current directors have senior leadership experience with years of experience in many different types of companies. The current directors have experience in core management skills, such as strategic and financial planning, public company financial reporting, compliance and mergers and acquisitions. Further, the current directors have extensive experience within the beverage industry which provides insight into strategic and operational issues faced by us. The Board believes that the above-mentioned attributes, along with the leadership skills and other experiences of the directors as described for each director below, provide us with a diverse range of perspectives and judgment necessary to guide the Company’s strategies and monitor their execution.”

Mr. H. Christopher Owings
Ms. Catherine Brown
April 14, 2011

Please be advised that we also intend to revise the biographical information provided for each director and nominee as set forth on page 4 to include additional disclosure regarding the board’s assessment of director qualifications to supplement the current biographical information as follows:
Douglas A. Larson
We intend to insert the following disclosure as a new paragraph immediately following the current biographical information for Mr. Larson:
"The Board believes that Mr. Larson’s prior experience with the financial markets as a former stockbroker, his executive management experience and his knowledge of the beverage industry provides us with valuable insight to our product development, operational and financial challenges and qualify him to serve as a member of our Board of Directors.”
Kevin M. Sipple
We intend to insert the following disclosure as a new paragraph immediately following the current biographical information for Mr. Sipple:
"The Board believes that Mr. Sipple’s prior experience in various capacities with a major grocery store chain and his operational and regulatory knowledge regarding our products and business, and specifically his knowledge of bottling processes and facilities, qualify him to serve as a member of our Board of Directors.”
Jeremy S. Martin
We intend to insert the following disclosure as a new paragraph immediately following the current biographical information for Mr. Martin:
"The Board believes that Mr. Martin’s prior experience as a distributor for a major nutritional products manufacturer and his knowledge regarding our sales and marketing operations, including current industry trends and conditions, qualify him to serve as a member of our Board of Directors.”
George J. Schmitt
We intend to insert the following disclosure as a new paragraph immediately following the current biographical information for Mr. Schmitt:
"The Board believes that Mr. Schmitt’s many years of experience as an executive in the bottled water industry, including participation in industry mergers and acquisitions, his involvement in industry trade organizations and his historical knowledge of the bottled water industry, bring a valuable outside perspective to the Board and qualify him to serve as a member of our Board of Directors.”

Mr. H. Christopher Owings
Ms. Catherine Brown
April 14, 2011

J. Ross Colbert
We intend to insert the following disclosure as a new paragraph immediately following the current biographical information for Mr. Colbert:
"The Board believes that Mr. Colbert’s industry knowledge, experience in beverage industry mergers, acquisitions and financings, including valuation and strategic planning, and insight gained as a consultant to numerous industry participants, bring a valuable outside perspective to the Board and qualify him to serve as a member of our Board of Directors.”
Non Employee Director Compensation, page 8.
2.
Based on your disclosure in footnote (3) to this table, it does not appear that the amount reported in the “Option Awards” column of this table reflects the aggregate grant date fair value of option awards as computed in accordance with FASB Accounting Standards Codification Topic 718. Please revise to report the aggregate grant date fair value of options as required by Item 402(r)(2)(iv) of Regulation S-K, and explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed disclosure. We also note your disclosure that as of March 31, 2010, your named executive officers did not beneficially own any stock options or stock awards; however, we also note your disclosure in footnote (1) to your summary compensation table. To the extent you issue stock options or stock awards in the future, please confirm to us that you will report in your summary compensation table the aggregate grant date fair value of these awards as computed in accordance with FASB ASC Topic 718. Refer to Item 402(n)(2)(vi) of Regulation S-K.

Response:
Please be advised that the information presented under Option Awards in the Non-Employee Director Compensation table on page 8 of our 2010 proxy statement should have referenced FASB Accounting Standards Codification Topic 718 rather than the pre-codification SFAS No. 123. With respect to Mr. Colbert, who was the only director for which information was provided under Option Awards, the column should have reported zero as Mr. Colbert was not granted any option awards during 2010.
Please be advised that in our 2011 proxy statement and other future applicable filings, footnote (3) will be revised to correctly reference Accounting Standards Codification Topic No. 718 as follows:
"(3) The amounts reported in this column represent the grant date fair value computed in accordance with Accounting Standards Codification Topic No. 718, Compensation-Stock Compensation. The fair value of each award is estimated on the date of grant using the Black-Scholes pricing model. These are not amounts paid to or realized by the director. Assumptions used in calculation of these compensation costs are included in Note 9 of the Notes to Financial Statements in our Form 10-K for the year ended March 31, 2011...”
Please also be advised that to the extent any stock options or stock awards are granted to any of our executive officers in the future, we will report in our summary compensation table the aggregate grant date fair value of these awards as computed in accordance with FASB ASC Topic 718. Footnote (1) to our summary compensation table will be revised in future filings as follows:

Mr. H. Christopher Owings
Ms. Catherine Brown
April 14, 2011

“(1) The amounts reported in this column represent the grant-date fair value computed in accordance with Accounting Standards Codification Topic No. 718, Compensation-Stock Compensation. The fair value of each award is estimated on the date of grant using the Black-Scholes pricing model. These are not amounts paid to or realized by the executive officer. Assumptions used in calculation of these compensation costs are included in Note 9 of the Notes to Financial Statements in our Form 10-K for the year ended March 31, 2011.”
Certain Relationships and Related Transactions, page 11
3.
You disclose that the original term of the loan with Mr. Larson entered into during the year ended March 31, 2002 was sixty months but, as of the date of the proxy, the note due from Mr. Larson had not been repaid and had an outstanding principal and interest amount of $369,397. We also note disclosure in Note 3 to your most recent Quarterly Report on Form 10-Q filed with us on February 14, 2011 stating that “[t]he accumulated interest and outstanding principal were due upon maturity in August 2007 [and that] [a]s of December 31, 2010, the note due from Mr. Larson has not yet been paid and the outstanding principal and interest due is $390,704 as reflected in the Company’s financial statements...” We do not see any modifications to this loan filed as exhibits to your 10-K. Please revise to disclose when the term of this note was extended and the nature of the loan modifications. Please also file this loan modification(s) as an exhibit to your 10-K. Refer to Item 601(b) of Regulation S-K.

Response:
Please be advised that the loan with Mr. Larson was not modified following the August 2007 maturity, although, the Board of Directors had not declared it in default. However, on March 31, 2011, the Board of Directors declared the loan in default and in accordance with the terms of a pledge agreement between Mr. Larson and the Company, Mr. Larson consented to the transfer of the 500,000 shares of common stock to the Company. On April 4, 2011, the Company filed a Form 8-K disclosing the termination of the loan and enforcement of the pledge agreement and will make disclosures in future filings as appropriate and required.
If we can provide any assistance in connection with the Staff’s review please do not hesitate to contact me at your earliest convenience.
Very truly yours,
/s/ Douglas A. Larson
Douglas A. Larson
President

Mr. H. Christopher Owings
Ms. Catherine Brown
April 14, 2011

ATTACHMENT NO. 1
In connection with responding to the Staff’s written comments, Eldorado Artesian Springs, Inc. acknowledges that:
1.	Eldorado is responsible for the adequacy and accuracy of the disclosure in its filings;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	Eldorado may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Eldorado Artesian Springs, Inc.
By: /s/ Douglas A. Larson
Douglas A. Larson
President